FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR May 30, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                              FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1    Name and Address of Company
          ---------------------------

          DynaMotive Energy Systems Corporation (the "Issuer")
          230-1700 West 75th Avenue
          Vancouver, BC V6P 6G2

          Tel. (604) 267-6013


Item 2    Date of Material Change
          -----------------------

          May 29, 2007


Item 3    News Release
          ------------

          Issued May 29, 2007 and disseminated via Business Wire.


Item 4    Summary of Material Change
          --------------------------

ARLINGTON, Virginia, May 29, 2007 -- Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation (OTCBB:
DYMTF), a leader in biomass-to-biofuel technology, announced it is taking part in a project to test biochar, a co-product of the company's BioOil(R) biofuel, as a soil enhancer to increase fertility and corn crop yields. The project, initially involving 14 tons of Dynamotive-produced biochar, is centered in Iowa's Corn Belt, and aims to replicate ancient Amazonian Indian soil fertilization practices. The soils created then are now known as "terra preta", which means black soil, and are considered among the most fertile in the world.


Item 5    Full Description of Material Change
          -----------------------------------

          5.1 Full Description of Material Change

ARLINGTON, Virginia, May 29, 2007 -- Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation (OTCBB:
DYMTF), a leader in biomass-to-biofuel technology, announced it is taking part in a project to test biochar, a co-product of the company's BioOil(R) biofuel, as a soil enhancer to increase fertility and corn crop yields.

The project, initially involving 14 tons of Dynamotive-produced biochar, is centered in Iowa's Corn Belt, and aims to replicate ancient Amazonian Indian soil fertilization practices. The soils created then are now known as "terra preta", which means black soil, and are considered among the most fertile in the world.

Dynamotive's BioOil(R) biofuel is produced using carbon-neutral fast pyrolysis. However, the use of its biochar co-product as an agricultural soil enhancer means the company's production processes would be carbon negative - resulting in a net reduction of carbon by "sequestering" it in the soil.

The project is led by Heartland BioEnergy LLC, based in Webster City, Iowa. Heartland proposes to build a biorefinery in central Iowa that would include a BioOil(R) and biochar plant developed in partnership with Dynamotive and several agriculture equipment companies.

Heartland works closely with the U.S. Department of Agriculture's National Soil Tilth Laboratory, Iowa State University and Iowa Soybean Association in studies coordinated by the Prairie Rivers of Iowa RC&D, an organization that addresses regional environmental issues and economic development opportunities.

"Not only has Dynamotive's biochar the potential to raise high-yield rates of corn another 20%, but we believe there is a real possibility the char trial could also result in evidence that could point the way to dramatic improvements in water quality, which could have far-reaching beneficial consequences," said Dr. Lon Crosby, of Heartland BioEnergy.

Dr. Desmond Radlein, Dynamotive's chief scientist behind the company's proprietary fast-pyrolysis technology, added: "Because the biochar does not readily break down, it could sequester, apparently for thousands of years, nearly all the carbon it contains, rather than releasing it into the atmosphere as the greenhouse gas carbon dioxide. Crucially, we expect it to boost agricultural productivity significantly through its ability to retain nutrients and moisture and host beneficial soil micro-organisms."

President of Dynamotive USA, Andrew Kingston, said: "By enhancing productivity of the land and crop yields, sequestering carbon by putting it back into the soil, and producing alongside ethanol and biodiesel our BioOil(R) that displaces hydrocarbon fuel use in industrial applications, we aim to show, with our partners, a virtuous circle of land, crop, fuel and environment management. The Amazonian Indians created the most fertile soils in the world, and today we may be able to benefit from adopting their land management methods."

Dr. Crosby said the field trials will involve three strips of corn crop land 800 feet long and 30 feet wide. One strip will have no char applied, but the second one will have 2.5 tons of char applied per acre, and the third one will have 5 tons. Further tests will follow.

For several decades, scientists have recognized that the most productive soils in Europe have a char base, classifying these lands as "black carbon" based. The role of char was poorly understood and believed to be an indirect effect, resulting from the routine burning of crop residues from naturally productive soils over centuries. Recent research from South America has shown that the application of char to low productivity soils can turn them into highly productive soils.

Dr. Crosby continued: "Subsequent research has shown that the char, per se, is playing an active role in changing bulk density, modifying soil structure, regulating water storage ability and loosely binding soil nutrients so they are retained and released for plant growth. Outside of the black carbon soils of Europe and the terra preta soils of South America, biochar is a minor soil constituent. However, when scientists have looked, they have found it, suggesting that char was, at one point, an important soil constituent in many soils. It has been found at low levels in native prairie soils in the U.S. and Canada. This suggests that char application can significantly enhance soil productivity."

Heartland BioEnergy's proposed biorefinery is expected to serve as the prototype for a series of biorefineries strategically located across the Corn Belt that would use up to 17% of the 10 million dry tons of annually available cornstalk biomass within a 50-mile radius. Cornstalks represent the single largest source of annually renewable energy in the U.S., and Iowa will produce over 40 million tons of cornstalks harvestable on an annual and sustainable basis.



         5.2  Disclosure for Restructuring Transactions

         N/A


Item 6    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
          ------------------------------------------------------------------


          Not applicable


Item 7    Omitted Information
          -------------------

          Not applicable


Item 8    Executive Officer
          -----------------

          Contact:     Andrew Kingston, President & CEO
          Telephone:  (604) 267-6013

Item 9    Date of Report
          --------------

          May 29, 2007

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)      "Andrew Kingston"
                                         ----------------
                                         Andrew Kingston
                                         President & CEO

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release:  May 29, 2007

 DYNAMOTIVE IN IOWA BIOCHAR TEST TO BOOST CORN YIELDS, WATER QUALITY AND
                              SEQUESTER CARBON

Joint Research Project to Use Ancient Amazonian Farmland Soil Enrichment
                                Techniques.

ARLINGTON, Virginia, May 29, 2007 -- Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation (OTCBB:
DYMTF), a leader in biomass-to-biofuel technology, announced it is taking part in a project to test biochar, a co-product of the company's BioOil(R) biofuel, as a soil enhancer to increase fertility and corn crop yields.

The project, initially involving 14 tons of Dynamotive-produced biochar, is centered in Iowa's Corn Belt, and aims to replicate ancient Amazonian Indian soil fertilization practices. The soils created then are now known as "terra preta", which means black soil, and are considered among the most fertile in the world.

Dynamotive's BioOil(R) biofuel is produced using carbon-neutral fast pyrolysis. However, the use of its biochar co-product as an agricultural soil enhancer means the company's production processes would be carbon negative - resulting in a net reduction of carbon by "sequestering" it in the soil.

The project is led by Heartland BioEnergy LLC, based in Webster City, Iowa. Heartland proposes to build a biorefinery in central Iowa that would include a BioOil(R) and biochar plant developed in partnership with Dynamotive and several agriculture equipment companies.

Heartland works closely with the U.S. Department of Agriculture's National Soil Tilth Laboratory, Iowa State University and Iowa Soybean Association in studies coordinated by the Prairie Rivers of Iowa RC&D, an organization that addresses regional environmental issues and economic development opportunities.

"Not only has Dynamotive's biochar the potential to raise high-yield rates of corn another 20%, but we believe there is a real possibility the char trial could also result in evidence that could point the way to dramatic improvements in water quality, which could have far-reaching beneficial consequences," said Dr. Lon Crosby, of Heartland BioEnergy.

Dr. Desmond Radlein, Dynamotive's chief scientist behind the company's proprietary fast-pyrolysis technology, added: "Because the biochar does not readily break down, it could sequester, apparently for thousands of years, nearly all the carbon it contains, rather than releasing it into the atmosphere as the greenhouse gas carbon dioxide. Crucially, we expect it to boost agricultural productivity significantly through its ability to retain nutrients and moisture and host beneficial soil micro-organisms."

President of Dynamotive USA, Andrew Kingston, said: "By enhancing productivity of the land and crop yields, sequestering carbon by putting it back into the soil, and producing alongside ethanol and biodiesel our BioOil(R) that displaces hydrocarbon fuel use in industrial applications, we aim to show, with our partners, a virtuous circle of land, crop, fuel and environment management. The Amazonian Indians created the most fertile soils in the world, and today we may be able to benefit from adopting their land management methods."

Dr. Crosby said the field trials will involve three strips of corn crop land 800 feet long and 30 feet wide. One strip will have no char applied, but the second one will have 2.5 tons of char applied per acre, and the third one will have 5 tons. Further tests will follow.

For several decades, scientists have recognized that the most productive soils in Europe have a char base, classifying these lands as "black carbon" based. The role of char was poorly understood and believed to be an indirect effect, resulting from the routine burning of crop residues from naturally productive soils over centuries. Recent research from South America has shown that the application of char to low productivity soils can turn them into highly productive soils.

Dr. Crosby continued: "Subsequent research has shown that the char, per se, is playing an active role in changing bulk density, modifying soil structure, regulating water storage ability and loosely binding soil nutrients so they are retained and released for plant growth. Outside of the black carbon soils of Europe and the terra preta soils of South America, biochar is a minor soil constituent. However, when scientists have looked, they have found it, suggesting that char was, at one point, an important soil constituent in many soils. It has been found at low levels in native prairie soils in the U.S. and Canada. This suggests that char application can significantly enhance soil productivity."

Heartland BioEnergy's proposed biorefinery is expected to serve as the prototype for a series of biorefineries strategically located across the Corn Belt that would use up to 17% of the 10 million dry tons of annually available cornstalk biomass within a 50-mile radius. Cornstalks represent the single largest source of annually renewable energy in the U.S., and Iowa will produce over 40 million tons of cornstalks harvestable on an annual and sustainable basis.


About BioOil(R)
BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals.
The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Kathryn Robison, JD, Dynamotive USA, Inc., 703-248-2613
Dr. Lon Crosby, Heartland BioEnergy, 515-826-4995
Nathan Neumer, Director of Communications, Dynamotive Energy Systems Corporation, 604-267-6042



Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
















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